A/P 4/28



10030960

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Capital Markets GKST, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 South LaSalle Street, 37th Floor
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lee Corrigan (312)845-2005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

A/P 4/28

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Capital Markets GKST Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
Marcia L. Robertson
Notary Public, State of Illinois
My Commission Expires February 26, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO CAPITAL MARKETS GKST INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets GKST Inc.:

We have audited the accompanying statement of financial condition of BMO Capital Markets GKST Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BMO Capital Markets GKST Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2010

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2009

(In thousands, except share data)

Assets

Cash	$	6,550
Receivable from brokers, dealers and clearing organization		13,975
Receivable from customers		2,045
Securities owned, at fair value		56,958
Accrued interest receivable		743
Net deferred tax assets		6,479
Goodwill		2,100
Office furnishings and equipment, at cost, less accumulated depreciation of $206		73
Accrued taxes receivable		2,295
Other assets		6,973
Total assets	$	98,191

Liabilities and Stockholders' Equity

Liabilities:		
Payable to brokers, dealers and clearing organization	$	19,954
Payable to customers		484
Payable to affiliates – HFC		11,539
Payable to affiliates – BMO		107
Accrued compensation		6,884
Accounts payable and other liabilities		313
Total liabilities		39,281
Commitments and contingent liabilities		
Liability subordinated to claims of general creditors		10,000
Stockholders' equity:		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 133		1
Accumulated other comprehensive income		50
Additional paid-in capital		17,931
Retained earnings		30,928
Total stockholders' equity		48,910
Total liabilities and stockholders' equity	$	98,191

See accompanying notes to financial statements.

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Income

Year ended December 31, 2009

(In thousands)

Revenues:		
Trading gains	$	53,819
Underwriting profits and public finance advisory fees		10,947
Interest		3,707
Other		765
Total revenues		69,238
Expenses:		
Employee compensation and benefits		46,527
Interest		738
Communications		2,062
Promotion		1,053
Occupancy and equipment		2,576
Clearing fees		439
Other operating expenses		4,328
Total expenses		57,723
Income before income tax expense		11,515
Income tax expense		3,796
Net income	$	7,719

See accompanying notes to financial statements.

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Changes in Stockholders' Equity

Year ended December 31, 2009

(In thousands, except share data)

	Common stock $.01 par		Accumulated other comprehensive income	Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares issued	Amount				
Balance at December 31, 2008	133	$ 1	—	16,068	23,209	39,278
Other comprehensive income for pension benefit plans:						
ASC Topic 715	—	—	50	—	—	50
Net of tax of $27	—	—	—	—	—	—
Tax benefit recognized in relation to the BMO acquisition	—	—	—	1,863	—	1,863
Net income	—	—	—	—	7,719	7,719
Balance at December 31, 2009	133	$ 1	50	17,931	30,928	48,910

See accompanying notes to financial statements.

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2009

(In thousands, except share data)

Subordinated liabilities, beginning of year	$	—
Issuance of new debt		10,000
Decreases		—
Subordinated liabilities, end of year	$	10,000

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Cash Flows

Year ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net income	$	7,719
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		97
Deferred taxes		221
Net loss realized on disposition of assets		92
(Increase) decrease in operating assets:		
Decrease in net receivables from customers		76
Securities owned, net		(5,516)
Decrease in accrued interest receivable		572
Increase in accrued taxes receivable		(2,295)
Increase in other assets		1,041
Increase (decrease) in operating liabilities:		
Decrease in net payable to brokers, dealers and clearing organization		(14,874)
Increase in payable to affiliates – HFC		9,510
Decrease in payable to affiliates – BMO		(354)
Decrease in accrued taxes payable		(3,860)
Increase in accrued compensation		2,070
Decrease in accounts payable and other liabilities		(374)
Net cash used in operating activities		(5,875)
Cash flows from financing activity:		
Proceeds from issuance of subordinated note		10,000
Net cash provided by financing activity		10,000
Net increase in cash		4,125
Cash at beginning of year		2,425
Cash at end of year	$	6,550
Supplemental disclosure:		
Cash paid during the year for:		
Interest	$	738
Income taxes		9,476

See accompanying notes to financial statements.

(1) Description of Company

BMO Capital Markets GKST Inc. (the Company) is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company is a Chicago-based, full-service, fixed-income broker/dealer specializing in debt securities, investment strategies, and related services specifically selected and designed to meet the needs of financial institutions, other portfolio managers, and individual investors. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is actively involved in both the primary and secondary debt securities markets. From its base in the Midwest, with offices in Chicago and Milwaukee, the Company serves clients throughout the country. In May 2008, Griffin, Kubik, Stephens & Thompson, Inc. (GKST), the predecessor company, and HFC, a Delaware corporation, entered into an Agreement and Plan of Merger (the Merger) pursuant to which HFC would acquire 100% of the outstanding stock of GKST for cash.

(2) Basis of Presentation and Summary of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Actual results may differ from those estimates.

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 26, 2010, the day the financial statements were filed with the Securities and Exchange Commission (SEC).

The significant accounting policies of the Company are summarized below:

(a) Securities Owned

State, municipal, U.S. government and government-sponsored entity, mortgage-backed, and corporate debt obligations are purchased for trading activities and are carried at fair value. Fair value generally represents publicly quoted values or amounts that approximate quoted values for securities of comparable credit quality, maturity, and interest rate.

(b) Securities Purchased under Agreement to Resell

Securities purchased under agreement to resell are collateralized by U.S. government or government-sponsored entity obligations and are carried at contract amount plus accrued interest. The Company takes possession of securities purchased under agreement to resell at the time such agreements are made. The fair value of underlying assets is reviewed daily and additional cash or collateral is obtained as necessary. There were no securities purchased under agreement to resell as of December 31, 2009.

(c) Securities Transactions

Securities transactions and related income and expenses are presented on a trade-date basis.

Amounts receivable and payable to brokers, dealers, and clearing organizations consist of securities failed to deliver, securities failed to receive, and amounts receivable or payable from trades pending settlement. Customer receivables and payables consist primarily of securities transactions that did not settle on the original settlement date.

(d) Derivatives

In the normal course of business, the Company uses exchange-traded futures and options to meet its hedging needs by reducing its exposure to interest rate risk in connection with its trading activities. These derivative financial instruments include futures contracts and options on futures contracts. The clearing organization acts as counterparty to the specific transactions and bears the risk of delivery to and from counterparties to specific positions. All contracts are valued at market, and cash settlement is made on a daily basis for market movements. At December 31, 2009, the Company has no open futures or option contracts. Net gains on derivative financial instruments were $307 during the year ended December 31, 2009 and are included in trading profits.

A futures contract is an agreement between two parties to buy and sell a financial instrument at a set price on a future date. Upon entering into such a contract, the Company is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the relevant exchange. Pursuant to the contracts, the Company agrees to receive from or pay to the broker an amount of cash or securities equal to the daily fluctuation in the value of the contracts. Such receipts or payments are known as "variation margin" and are recorded by the Company as unrealized appreciation or depreciation. When the contracts are closed, the Company records a realized gain or loss equal to the difference between the value of the contracts at the time they were opened and the value at the time they were closed. Any unrealized appreciation or depreciation recorded is simultaneously reversed. The use of futures transactions involves the risk of an imperfect correlation in the movements in the price of futures contracts, interest rates and the underlying hedged assets, and the possible inability or unwillingness of counterparties to meet the terms of the contracts.

(e) Underwriting Profits and Public Finance Advisory Fees

Underwriting profits and public finance advisory fees arise from securities offerings in which the Company acts as an underwriter, agent, or advisor. These revenues are recognized as earned, which is generally the settlement date of the underlying securities issue.

(f) Accounting for Income Taxes

Accounting Standards Codification (ASC) Topic 740, *Income Taxes* establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax

(Continued)

liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

(g) ***Depreciation and Amortization***

Depreciation of office furnishings and equipment is computed using accelerated methods over the estimated useful life of the asset. Amortization of leasehold improvements is computed over the lesser of the lease term or estimated useful life.

(h) ***Other Assets***

Other assets include cash surrender value of life insurance policies on key officers, good faith deposits on underwriting bids, and prepaid assets. The Company has purchased life insurance coverage for certain officers. The one-time premiums paid for the policies, which coincide with the initial cash surrender value, are recorded as assets on the statement of financial condition. Increases or decreases in cash surrender value (other than proceeds from death benefits) are recorded as life insurance income.

(i) ***Loss Contingencies***

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statements.

(3) Securities Owned at Fair Value

Securities owned at fair value consisted of the following at December 31, 2009:

		Owned
State and municipal obligations	$	35,072
U.S. government-sponsored entity securities		21,371
Corporate obligations		515
	$	56,958

(4) Cash Segregated under Federal Regulation

Cash of $10 has been segregated in a special reserve bank account for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 (Rule 15c3-3).

(Continued)

(In thousands)

(5) Benefit Plans

The Company is a participating entity in a noncontributory defined benefit pension plan sponsored by Harris N.A., a wholly owned subsidiary of HFC. The plan's benefit formula is an account-based formula, which is based upon eligible pay, age and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act of 1974 (ERISA). The total pension expense of the Company for the year ended December 31, 2009 was $388, and is included within employee compensation and benefits in the statement of operations.

The Company is a participating entity in a 401(k) defined contribution plan sponsored by Harris N.A. that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions. The expense for this plan in 2009 was $859 and is included within employee compensation and benefits in the statement of operations for the year ended December 31, 2009.

The Company, in accordance with ASC Topic 715, *Compensation Retirement Benefits*, recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes as asset for a plan's overfunded status or a liability for a plan's underfunded status, with a corresponding offset, net of taxes recorded in accumulated other comprehensive income within stockholder's equity. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation.

The Company is a participating entity in the postretirement medical plan sponsored by Harris N.A., which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2009, the unrecognized transition obligation was $1,523 for all entities participating in the plan. The total postretirement payable of the Company was $22 as of December 31, 2009 and is included in accounts payable and accrued expenses in the financial statements. The total postretirement expense for the Company was $27 for the year ended December 31, 2009, and is included within employee compensation and benefits in the statement of operations.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

The Company clears its transactions through The Bank of New York. The resulting payable relates to transactions conducted through the clearing broker. The payable is collateralized by securities owned by the Company and bears interest at a rate that floats with the federal funds rate.

(In thousands)

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2009, consist of the following:

		Receivable	Payable
Securities failed-to-deliver/receive	$	492,383	1,157,193
Receivables from/payable to prokers, dealers, and clearing organizations		13,483,344	18,796,974
	$	13,975,727	19,954,167

(7) Liability Subordinated to the Claims of General Creditors

On June 12, 2009, the Company borrowed $10,000 from its parent HFC. This note is due to mature on June 30, 2010. The interest rate attached to the note is variable in nature calculated at the 90-day London Interbank Offered Rate (LIBOR) plus 35 basis points. This rate is reset at every calendar quarter-end, and will be applicable for the upcoming calendar quarter. The 90-day LIBOR rate as of December 31, 2009 was 0.25063%. Interest payments are made to HFC on a quarterly basis, and commenced at September 30, 2009. Total interest paid under the note for the year ended December 31, 2009 was $46. This note is covered by an agreement approved by FINRA and is thus available in computing net capital under SEC Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(8) Income Taxes

The Company's federal taxable income is included in a federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states.

Income tax expense for the year ended December 31, 2009 consists of:

Current:		
Federal	$	2,925
State		783
Total current		3,708
Deferred:		
Federal		72
State		16
Total deferred		88
Total income tax expense	$	3,796

(Continued)

(In thousands)

A reconciliation of the Company's expected 2009 income tax expense at the U.S. federal statutory rate of 35% to its actual income tax is provided below:

Computed expected tax expense	$	4,030
Tax-exempt interest, net of disallowed interest expense		(686)
State income taxes, net of federal		519
Corporate-owned life insurance		(98)
Other, net		31
Total income tax expense	$	3,796

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2009 are presented below:

Deferred tax assets:		
Amortizable intangibles	$	4,666
Deferred compensation		1,627
Employee benefit plans		166
Other		47
Deferred tax assets		6,506
Tax effect of fair value adjustment for minimum pension liability recorded to stockholder's equity		(27)
Net deferred tax assets	$	6,479

The Company is included in consolidated federal and state income tax returns. Based upon the consolidated group's carryback ability, available tax planning strategies and expectations as to future taxable income management believes that the realization of the recognized deferred tax asset is more likely than not and as such, no valuation allowance has been recorded at December 31, 2009.

At December 31, 2009, the Company had no unrecognized tax benefits.

Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been included in the Company's 2009 income tax expense.

The Company joins in filing a consolidated federal and state income tax returns with its parent, HFC. The Company is not subject to examination by federal or state taxing authorities for tax years prior to 2008. As of December 31, 2009, the Company had a tax receivable recorded from HFC in the amount of $1,948.

(Continued)

(In thousands)

(9) Commitments

In the normal course of business, the Company enters into when-issued, delayed-delivery, and underwriting commitments. At December 31, 2009, the Company had no such positions reflected on the statement of financial condition.

In the current fiscal year, the Company incurred $1,695 in office rent expense, which includes $472 of escalation charges based on increases in property taxes, termination fees, and other operating expenses. Approximate annual minimum rentals at December 31, 2009, under lease agreements for office space, some of which provide for escalation charges based on increases in property taxes and other operating costs, were as follows, assuming the same charges for property taxes and other operating costs as of the Company's most recent fiscal year:

Years ending December 31:		
2010	$	976
2011		625
2012		604
	$	2,205

(10) Net Capital

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (15c3-1 or Net Capital). The Company elects to compute its Net Capital requirement under the alternative Net Capital method, which provides that the Company's minimum Net Capital must be equal to the greater of $250 or 2% of aggregate debit items, as defined. At December 31, 2009, the Company had Net Capital of $44,275, which was 2167% of aggregate debit items and $44,025 in excess of required Net Capital.

(11) Transactions with Affiliates – in Accordance with NASD NTM 03-63 Expense-Sharing Agreements

The company has entered into servicing agreements with affiliates for the sharing of certain personnel, support services, and other costs. Including reimbursement of expenses paid, the net cost to the Company totaled $2,877 during the year ended December 31, 2009, which has been included, net in the statement of operations.

The Company has entered into technical service agreements with BMO providing for the sharing of certain personnel, support services, and other costs. The net cost relating to these technical service agreements, totaled $818 for the year ended December 31, 2009.

(Continued)

(In thousands)

(12) Fair Value Measurements

The Company follows the provisions of the ASC Topic 820, *Fair Value Measurements and Disclosure*, which defines fair value, establishes a framework for measuring fair value, and requires additional disclosure regarding fair value measurements.

ASC Topic 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: Level 1 – observable inputs such as quoted prices in active markets; Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3 – unobservable inputs in which there is little or no market data, and require the reporting entity to develop its own assumptions. At December 31, 2009, the Company did not have any positions in Level 1 or Level 3 securities. For assets recorded at fair value, the Company uses a market approach.

The following provides the hierarchy of inputs used to derive the fair value of the Company's investment securities as of December 31, 2009:

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
State and municipal obligations	$ 35,072		35,072	
U.S. government-sponsored entity securities	21,371		21,371	
Corporate obligations	515		515	
Total	$ 56,958	—	56,958	—

SUPPLEMENTARY INFORMATION

Schedule I

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Computation of Net Capital under Rule 15c3-1

December 31, 2009

(In thousands)

Net capital:		
Stockholders' equity	$	48,910
Add: Liabilities subordinated to claims of general creditors allowable on computation of net capital		10,000
Total capital and allowable subordinated liabilities		58,910
Deductions and charges:		
Nonallowable assets		11,497
Other charges		1
Total deductions and/or charges		11,498
Net capital before haircuts on securities positions		47,412
Haircuts on trading securities:		
Contractual commitments		—
Municipal securities		2,128
U.S. government-sponsored entity obligations		905
Corporate obligations		92
Undue concentration		12
		3,137
Net capital	$	44,275
2% Aggregate debit items, as defined under SEC Rule 15c3-3	$	41
Required net capital, greater of $250 or 2% of aggregate debit items	$	250
Excess net capital	$	44,025
Percentage of net capital to aggregate debits		2,167%
Net capital in excess of the greater of 5% of aggregate debit items or 120% of minimum net capital requirement	$	43,976

Note: The information on this schedule is in agreement, in all material respects, with that reported by the Company on the amended FOCUS Report, Part II, as filed, as of December 31, 2009.

See accompanying independent auditors' report.

Schedule II

BMO CAPITAL MARKETS GKST, INC.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

Year ended December 31, 2009

(In thousands)

Computation for determination of reserve requirements under Rule 15c3-3

Credit balances:		
Free credit and other credit balances in customer accounts	$	142
Customers' securities failed to receive		1,048
Total credits		1,190
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		2,043
Failed to deliver of customers' securities not older than 30 calendar days		—
Aggregate debit items		2,043
Less 3%		(61)
Total debits		1,982
Excess of debit balances over credit balances	$	792
Required deposit	$	—

Information relating to possession or control requirements under Rule 15c3-3

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule15c3-3	None

Note: The information on this schedule is in agreement, in all material respects, with that reported by the Company on the unaudited FOCUS Report, Part II, as filed, as of December 31, 2009.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BMO Capital Markets GKST Inc.:

In planning and performing our audit of the financial statements of BMO Capital Markets GKST Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c3-3(e).

Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Agency (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Capital Markets GKST Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BMO Capital Markets GKST Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BMO Capital Markets GKST Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). BMO Capital Markets GKST Inc.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules provided by management which reconciled to the State of Income (Loss) Schedule:

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025091 FINRA DEC
BMO Capital Markets GKST Inc.
115 South LaSalle Street, Suite 1200
Chicago, IL 60603-3823

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Thomas 312-845-2080

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 129,817

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (43,687)

06/30/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 86,130

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 86,130

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 86,130

H. Overpayment carried forward $(—)

SEC Mail Mail Processing Section MAR Washington, DC 106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BMO Capital Markets GKST Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 25 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 53,038,627
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	312,555
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Cash Surrender Value Increase	280,126
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 519,304	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	519,304
Total deductions	1,111,985
2d. SIPC Net Operating Revenues	$ 51,926,641
2e. General Assessment @ .0025	$ 129,817 (to page 1 but not less than $150 minimum)